Am 4/8/2002

02022844

IC 4/4

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SEC FILE NUMBER
8- 44399

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

MAR 2 9 2002

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/01 (MM/DD/YY) AND ENDING 12/31/01 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

First London Securities Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2603 Fairmount Street
(No. and Street)

Dallas	Texas	75201
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Douglas R. Nichols (214) 220-0690
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Davis, Clark and Company
(Name — *if individual, state last, first, middle name*)

2705 Swiss Avenue	Dallas	Texas	75204
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- X Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 0 9 2002
THOMSON FINANCIAL
P

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Douglas R. Nichols, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of First London Securities Corporation, as of December 31, ~~19~~2001, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Signature

President

Title

Notary Public

DEBRA J. TAYLOR
NOTARY PUBLIC
STATE OF TEXAS
MY COMM. EXP. 02-18-2004

This report** contains (check all applicable boxes):

- X (a) Facing page.
- X (b) Statement of Financial Condition.
- X (c) Statement of Income (Loss).
- X (d) Statement of ~~Changes in Financial Condition~~. Cash Flows.
- X (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- X (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- X (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. n/a
- X (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- X (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. n/a
- X (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report. n/a
- X (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (bound separately)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DAVIS, CLARK AND COMPANY
CERTIFIED PUBLIC ACCOUNTANTS

A Professional Corporation
2705 SWISS AVENUE
DALLAS, TEXAS 75204
TELEPHONE (214) 824-2556
TELECOPIER (214) 823-9367

Independent Auditor's Report

Board of Directors
First London Securities Corporation
2603 Fairmount St.
Dallas, Texas 75201

Dear Sirs:

We have audited the accompanying Statement of Financial Condition of First London Securities Corporation (a wholly owned subsidiary of DGN Securities) as of December 31, 2001, and the related Statements of Income, of Changes in Stockholder's Equity, of Cash Flows, and of Changes in Liabilities Subordinated to Claims of General Creditors for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of First London Securities Corporation as of December 31, 2001, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1-3 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Davis Clark + Company

February 9, 2001

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants

DC

Exhibit A

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Statement of Financial Condition
December 31, 2001

ASSETS

Cash	$ 2,051
Receivables from brokers or dealers	
Clearance account	1,837,486
Receivable from employees	2,321
Receivable from related parties	400,275
Securities owned (at market value)	2,334,439
Investments	608,024
Property, furniture, and equipment (at cost net of accumulated depreciation of $80,491)	51,649
Total assets	$5,236,245

The accompanying notes are an integral part of this statement.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Statement of Financial Condition
December 31, 2001

Exhibit A

LIABILITIES AND STOCKHOLDER'S EQUITY

Payable to brokers or dealers	
Clearance account	$2,615,537
Securities sold not yet purchased (at market value)	55,570
Accounts payable and accrued liabilities	30,719
State tax payable	3,353
Accrued payroll and payroll tax	2,071
Notes payable	82,820
Total liabilities	2,790,070
Stockholder's equity	
Common stock, no par value, 1,000,000 shares authorized, 142,500 shares issued and outstanding	133,150
Common stock-Class B, no par value, 1,000,000 shares authorized, 785,271 shares issued and outstanding	785,271
Additional paid in capital	98,289
Retained earnings	1,429,465
Total stockholder's equity	2,446,175
Total liabilities and stockholder's equity	$5,236,245

The accompanying notes are an integral part of this statement.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Statement of Changes in Stockholder's Equity
Year Ended December 31, 2001

Exhibit B

	Additional Paid in Capital	Common Stock	Common Stock Class B	Retained Earnings	Total Stockholder's Equity
Balance beginning of period	$ 98,289	$133,150	$785,271	$1,948,168	$2,964,878
Net (loss) for period	- 0 -	- 0 -	- 0 -	(20,528)	(20,528)
Dividends paid				(498,175)	(498,175)
Balance at end of period	$ 98,289	$133,150	$785,271	$1,429,465	$2,446,175

The accompanying notes are an integral part of this statement.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Statement of Income
Year Ended December 31, 2001

Exhibit C

Revenues	
Commissions	$ 241,437
Other investment income	68,724
Net gains on firm securities trading accounts	483,030
Other revenue	41,516
Total revenue	834,707
Expenses	
Commissions to other broker-dealers	157,185
Investment banking	18,220
Management fee	- 0 -
Regulatory fees and expenses	326,128
Other expenses	350,349
Total expenses	851,882
Loss before income tax	(17,175)
Income tax	3,353
Net loss	($ 20,528)

The accompanying notes are an integral part of this statement.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Statement of Cash Flows
Year Ended December 31, 2001

Exhibit D

Cash flows from operating activities:	
Net (loss)	($ 20,528)
Non cash expenses, revenues, losses and gains included in net income:	
Amortization and depreciation	26,912
(Increase) in accounts receivable from broker/dealers	(561,552)
Decrease in related parties receivable	92,714
(Increase) in securities owned	(280,601)
Increase in payable to brokers or dealers	970,373
Increase in securities sold not yet purchased	41,605
(Decrease) in accrued payroll and payroll taxes	(14,752)
(Decrease) in accounts payable and accrued liabilities	(53,742)
(Decrease) in income taxes payable (due parent)	(15,828)
Net cash flow provided by operating activities	184,601
Cash flows from investing activities:	
Acquisitions of long-term investments	(260,772)
Net cash flows (used in) investing activities	(260,772)
Cash flows from financing activities	
Decrease in cash deficit	(4,598)
Cash received from borrowing	82,820
Net cash flows provided by financing activities	78,222
Net increase in cash	2,051
Cash at beginning of the year	- 0 -
Cash at the end of the year	$ 2,051
Supplemental Cash Flow Information:	
Interest paid	$ - 0 -
Federal income taxes actually paid (to parent)	$ - 0 -
Dividends paid to parent from reduction of receivable from parent	$ 498,175

The accompanying notes are an integral part of this statement.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Statement of Changes in Liabilities
Subordinated to Claims of General Creditors
Year Ended December 31, 2001

Exhibit E

Balance December 31, 2001	$ - 0 -

No increase or decrease for the year ended December 31, 2001.

The accompanying notes are an integral part of this statement.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Notes to Financial Statements
December 31, 2001

1. Summary of Significant Accounting Policies

In fulfilling its responsibility for the preparation of the Company's financial statements and disclosures, Company management selects generally accepted accounting principles and adopts methods for their application. The application of accounting principles requires the estimating, matching and timing of revenue and costs in the determination of income or loss. It is also necessary for management to determine, measure and allocate Company resources and obligations within the financial process according to those principles. Below is a summary of certain significant accounting policies selected by management.

A. General

First London Securities Corporation (FLSC) was formed in January, 1992 as a wholly owned subsidiary of DGN Securities. FLSC operates as an introducing broker and forwards all transactions and customer accounts to First Southwest Company who carries such accounts on a fully disclosed basis.

B. Securities Transactions

Securities transactions are recorded on a settlement date basis with such transactions generally settling three business days after trade date.

C. Trading Securities

Trading securities are valued at market and unrealized gains and losses are reflected in gains or losses on firm securities trading accounts. At December 31, 2001, securities owned consisted of marketable equity securities the majority of which are traded on the NASDAQ National Market.

D. Fixed Assets

The Company uses five year straight line depreciation for fixed assets. Depreciation expense for 2001 was $26,912.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Notes to Financial Statements
December 31, 2001

1. Summary of Significant Accounting Policies (cont'd)

E. Cash Flows

The Company uses the "indirect method" in preparing the Statement of Cash Flows. For purposes of the Statement of Cash Flows, cash and cash equivalents include demand deposits and certificates of deposit with initial maturities of three months or less.

F. Income Tax Calculation

The Company files a consolidated federal income tax return with its parent company. Income tax is computed as if the Company filed a separate return.

G. Compensated Absences

Employees of the Company receive paid vacation and personal days off, depending in length of service, and other factors. It is impracticable to estimate the amount of compensation for future absences and, accordingly, no liability has been recorded in the accompanying financial statements. The Company policy is to recognize the costs of compensated absences when actually aid to employees.

H. Accounting Estimates

Management makes use of accounting estimates in the preparation of these financial statements. The major estimates are valuation of securities owned, net realizable value of unsecured receivables and lives used to depreciate fixed assets. The methods used in making accounting estimates are believed by management to be reasonable and have been consistently applied. Actual results could differ from estimates used.

2. Receivables from Brokers or Dealers

Pursuant to the correspondent agreement with First Southwest, all customer accounts are forwarded to First Southwest on a fully disclosed basis. First London Securities Corporation has placed a $1,837,486 clearing deposit with First Southwest which is included in receivables from Broker/Dealers.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Notes to Financial Statements
December 31, 2001

3. Income Taxes

The provision for income taxes applicable to current operations consisted of the following:

	Federal and state income taxes	
(1)	Currently payable at 34%	$ - 0 -
	State taxes	3,353
	Total	$ 3,353

(1) The current provision for income tax has been computed based on the operations of the Company. The Company files a consolidated tax return with its parent company.

State income taxes represents State of Texas taxes due on taxable income computed at the state rate of 4.5%.

4. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's (S.E.C.) Uniform Net Capital Rule (15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2001, the Company's total net capital as defined by rule 15c3-1 was as follows:

Required	Actual	Excess	Percentage of Aggregate Indebtedness to Net Capital
$120,000	$385,147	$265,147	.31

5. Commitments, Related Parties, and Contingencies

The Company leases various quotation equipment for an initial term of one year at a rate of $985 per month. Unless terminated by written notice, the term of the agreement is automatically extended for successive additional periods of one year.

5. Commitments, Related Parties, and Contingencies (cont'd)

Due to the nature of its business, the Company is party to various claims, legal actions, and complaints arising in the ordinary course of business. At December 31, 2001, all such claims or legal actions were of such amount of nature that management believes any adverse outcome would not have a material impact on the Company.

At various times throughout the year, the Company may maintain deposits in financial institutions in excess of federally insured amounts.

As described in Note 7, First London Securities Corporation is a general partner in 2603 Fairmount Investors. At December 31, 2001 the Company's share of the partnership's liabilities totaled $919,833. These liabilities are secured by the property at 2603 Fairmount.

The Company occupies office space leased from 2603 Fairmount Investors (a related party). The Company pays $8,000 a month and the lease expires on February 29, 2004. Total rent paid in 2001 was $72,000. Future commitment is as follows:

2002	$ 96,000
2003	96,000
2004	16,000
Total	$208,000

6. Credit Concentration

First London Securities Corporation extends credit to First Southwest Company who carries customer accounts of First London on a fully disclosed basis. First Southwest is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (15c3-1).

7. Securities Owned and Securities Sold Not Yet Purchased

Marketable securities owned and securities sold not yet purchased, consist of trading and investment securities at market values, as follows:

	Owned	Sold Not Yet Purchased
Corporate stocks	$2,334,439	$ 55,570

7. Securities Owned/Securities Sold Not Yet Purchased (cont'd)

The following corporate stocks represent 90% of securities owned.

	Market Value December 31, 2001
Armanino Foods	$1,227,201
SI Diamond Technology	883,041
Total	$2,110,242

The above stocks are traded on the NASDAQ and over the counter bulletin board, respectively.

8. Investments

Investments (stated at cost) consist of the following as of December 31, 2001:

Real Estate - 2603 Fairmount (1)	$543,724
Private placement warrants	64,300
Total Investments	$608,024

(1) 2603 - Fairmount is a partnership in which First London Securities Corporation has a 15% equity ownership.

9. Receivables from Related Parties

Receivables from related parties consist of the following at December 31, 2001.

2603 Fairmount	$260,991
Other	139,284
	$400,275

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Computation of Net Capital
Pursuant to Rule 15c3-1
December 31, 2001

Schedule 1

Total stockholder's equity	$2,446,175
Add liabilities subordinate to claims of general creditors	- 0 -
Total stockholder's equity qualified for net capital	2,446,175
Deductions	
Total nonallowable assets from statement of financial condition	978,938
Other deductions or charges	600,282
Total deductions	1,579,220
Net capital before haircuts on securities positions	866,955
Haircuts on Securities: [computed, where applicable, pursuant to 15c3-1(f)]	(259,564)
Undue concentration	(222,244)
Net capital	$ 385,147

The accompanying notes are an integral part of this schedule.

Schedule 2

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Reconciliation of Net Capital Requirements
December 31, 2001

	Per Focus Report	Adjustments	Per Audit Report
Net Capital	$387,187	($ 2,040)	$385,147

Adjustments	
Other audit adjustments	($346,120)
Correction to haircuts and Undue Concentration	(2,550)
Correction to nonallowable assets	346,630
Net decrease	($ 2,040)

The accompanying notes are an integral part of this schedule.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Reconciliation of Computation of Reserve Requirements
Pursuant to Rule 15c3-3
December 31, 2001

Schedule 3

First London Securities Corporation claims exemption from the provisions of Rule 15c3-3 pursuant to Rule 15c3-3 section (k)(2)(ii). As an introducing broker, First London Securities Corporation, clears all transactions with and from customers on a fully disclosed basis with First Southwest Company. All customer funds and securities are promptly transmitted to First Southwest Company.

Information for Possession or Control Requirements
Pursuant to Rule 15c3-3
December 31, 2001

First London Securities Corporation operates as an introducing broker and forwards all transactions and customer accounts to First Southwest Company who carries such accounts on a fully disclosed basis. Securities transactions are recorded on blotter receipts and then transferred to First Southwest Company on a same day basis.

The accompanying notes are an integral part of this schedule.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Independent Auditor's Report on
Internal Accounting Control
December 31, 2001

In planning and performing our audit of the financial statements of First London Securities Corporation (Company) for the year ended December 31, 2001, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by First London Securities Corporation including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3(e). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1) Making quarterly securities examinations, counts, verifications, and comparisons.

2) Recordation of differences required by rule 17a-13.

3) Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

First London Securities Corporation
(A Wholly Owned Subsidiary of DGN Securities)
Independent Auditor's Report on
Internal Accounting Control
December 31, 2001

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. It is noted that due to the relatively small size of the office and minimum number of persons employed in the accounting department, a complete separation of duties deemed necessary for ideal internal control is not present; however, after giving due consideration to the limited number of personnel, our study and evaluation did not disclose to us any other weaknesses that we believe to be material as of December 31, 2001.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2001, to meet the SEC's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the New York Stock Exchange and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers and should not be used for any other purpose.

Davis Clark & Company

February 9, 2002

DAVIS, CLARK AND COMPANY, P.C.
Certified Public Accountants